
ARKEMA



June 6th, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam:

Enclosed is information ARKEMA:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet - La Défense 10
F-92091 Paris La Défense Cedex
Tél. : +33 (0)1 49 00 80 80 - Fax : +33 (0)1 49 00 83 96
Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 934 euros
319 632 790 RCS Nanterre - TVA Fr 32 319 632 790
www.arkemagroup.com



Enclosed documents

- Press release: "Decision of the European Commission on past anti-trust practices in the Methacrylate market"

- Press release: "Arkema First Quarter 2006 Results"

- Press release: "Arkema, industrial partner to Chinese glass manufacturer Qinhuangdao Yaohua"

Finally, Arkema issued a press release on the agreement signed with all the labour representatives which defines the employee representative organizations and systems at the Arkema Group level.

ARKEMA
4-8, cours Michelet - La Défense 10
F-92091 Paris La Défense Cedex
Tél. : +33 (0)1 49 00 80 80 - Fax : +33 (0)1 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 934 euros
319 632 790 RCS Nanterre - TVA Fr 32 319 632 790
www.arkemagroup.com

ARKEMA

Press release

Communiqué de presse

Paris, May 31st 2006

Arkema has been informed by the European Commission of its decision on past anti-trust practices in the Methacrylate market

The European Commission has just informed Arkema of its decision to fine the Company 219.13 million euros for past anti-trust practices in the methacrylate market.

This fine will have no impact on Arkema's result taking into account both provisions already booked and the warranty agreed with Total.

Once Arkema receives the full decision, it may consider whether to file an appeal at European Court of First Instance.

From its creation in October 2004, Arkema has clearly stated that it condemns concerted practices and is committed to establish commercial relations based on strict compliance with competition rules, as set out in its *Compliance Program*.

A global chemical player, Arkema combines 3 related and integrated business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkemagroup.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkemagroup.com



Press release

Communiqué de presse

Paris, June 1st, 2006

ARKEMA : 1ST QUARTER 2006 RESULTS

RESULTS IN LINE WITH FORECASTS GIVEN BEFORE THE SPIN-OFF

- **Sales increase 8.7% to €1,545 million**
- **Recurring operating income of €61 million (exceeded the €55 million forecast given in the prospectus for the purpose of the listing)**
- **Positive net income of €9 million**
- **Confirmation of the improvement of the Performance Products segment results with a recurring EBITDA margin of 8.6% in the first quarter**

(In millions of euros)	1st quarter 2005	1st quarter 2006	Variation
Sales	1,421	1,545	+8.7%
Recurring EBITDA	134	117	-12.7%
Recurring EBITDA margin	9.4%	7.6%	-
Recurring operating income	80	61	-23.8%
Net income	(69)	9	-
Capital expenditures	56	55	-
Capital employed	3,068	3,165	+3.2%

Sales rose 8.7% to €1,545 million in 1st quarter 2006 from €1,421 million in 1st quarter 2005. This increase resulted mainly from an increase in volume (+5.3%), a positive foreign currency effect (+3.0%) related mainly to the appreciation of the dollar against the euro and to a smaller extent from price increases (+0.6%). The changes in the scope of business had a very limited impact on sales (-0.2%).

The contribution of the different segments changed slightly. Vinyl Products represented only 23% of sales (compared to 25% in the 1st quarter 2005); Industrial Chemicals and Performance Products increased 43% and 34% respectively (against 42% and 33% in Q1 2005).

Recurring EBITDA totalled €117 million, compared to €134 million for the same period in 2005, during which chlorochemicals and acrylics benefited from very good economic conditions.

Strong volumes in Acrylics, Technical Polymers and Specialty Chemicals partially offset the significant decrease in unit margins in both Acrylics and Chlorochemicals.

Recurring EBITDA margin amounted to 7.6% for the 1st quarter, which was below 1st quarter 2005 margin (9.4%), but exceeded the average margin of 2005 (6.2%).

Recurring operating income of €61million was down from €80 million in Q1 2005; depreciation and amortization was stable. This result slightly exceeded the €55 million forecast indicated in the prospectus given to the AMF for the spin-off.

Operating results were €39 million as compared to €(45) million in the first quarter 2005. The Q1 2006 operating income includes an additional restructuring provision of €23 million taken for the closure of the urea formaldehyde resins plant in Villers-Saint-Paul (France).

The 1st quarter 2005 operating result included additional provisions for restructuring of €124.5 million (mainly related to the Chlorochemicals plan).

Net result was positive at €9 million compared to a net loss of €(69) million in 1st quarter 2005.

Capital expenditures amounted to €55 million in the first quarter 2006.

Working capital increased by 7.4% to €1,390 million compared to December 31st, 2005, following the growth in sales.

Net debt totalled €434 million at the end of March 2006 compared to €567 million end 2005 and takes into account a share capital increase of €259 million subscribed by Total. An additional share capital increase of €273 million was subscribed by Total in April 2006, corresponding to a total increase before the spin-off of €532 million.

Cash flow from operating activities were €(42) million due to the increase in working capital (+€101 million) and exceptional cash expenses (€28 million).

ARKEMA
4-8, cours Michelet – La Défense 10
F-92091 Paris La Défense Cedex

Capital 604 538 230 euros
445 074 685 RCS Nanterre

Segments performance

VINYL PRODUCTS

(In millions of euros)	1st quarter 2005	1st quarter 2006	Variation
Sales	**360**	**361**	**+0.3%**
Recurring EBITDA	**29**	**11**	**-62.1%**
Recurring EBITDA margin	**8.1%**	**3.0%**	**-**
Recurring operating income	**25**	**7**	**-72.0%**
Operating income	**(94)**	**7**	**-**

Vinyl Products segment sales increased by 2.3% taking into account the same scope of business[1]. Satisfactory volumes in both PVC and the two downstream businesses (Alphacan and Vinyl Compounds) offset the impact of decreased sales due to Arkema's withdrawal from the merchant VCM market and monochloroacetic acid in December 2005. Both actions are part of the Chlorochemicals restructuring plan.

The EBITDA decrease from €29 million (1st quarter 2005) to €11 million (1st quarter 2006) was driven by a reduction of the PVC selling prices in an environment of higher natural gas and ethylene costs. Fixed costs were strictly controlled with no benefit as yet from the effects of the Chlorochemicals restructuring plan.

The operating income of the 1st quarter 2005 was significantly impacted by the restructuring provisions related to the Chlorochemicals plan for €118.5 million.

VINYL PRODUCTS HIGHLIGHTS

The Chlorochemicals restructuring plan is being implemented at the anticipated pace. The Saint-Auban production units (chlorine, VCM and chlorine derivatives) were closed end of March. The increase in VCM capacity at Lavera will be implemented during the major maintenance turnaround which began end of March and continued in April.

[1] After reprocessing of the water treatment business that was transferred from the Vinyl Products segment to the Industrial Chemicals segment at the end of 2005.

INDUSTRIAL CHEMICALS

(In millions of euros)	1st quarter 2005	1st quarter 2006	Variation
Sales	**590**	**661**	**+12.0%**
Recurring EBITDA	**90**	**80**	**-11.1%**
Recurring EBITDA margin	**15.3%**	**12.1%**	**-**
Recurring operating income	**63**	**51**	**-19.0%**
Operating income	**63**	**51**	**-19.0%**

Industrial Chemicals segment sales increased strongly 10.7% with the same scope of business perimeter[1] due to higher volumes and a positive foreign currency effect. The price effect was relatively minor, as price increases in Thiochemicals, Fluorochemicals and Hydrogen Peroxide were offset by significant price decreases in Acrylics.

EBITDA decreased 11.1% to €80 million due largely to a significant decrease in acrylic unit margins, which were partially offset by improvements in the other businesses' results.

In Acrylics, volume growth reduced the impact of the unit margin decline.

In PMMA, demand for sheet remained weak in Europe and North America. Resins activity was sound and margins improved slightly.

Thiochemicals benefited in Q1 from new volumes produced at the Beaumont unit (Texas) which started in May 2005.

Fluorochemicals prices increased but volumes remained slightly lower compared to the first quarter 2005.

For Hydrogen Peroxide, demand remained roughly at the same level, with the strong increase in Asia offset the lower activity in North America and Europe.

INDUSTRIAL CHEMICALS HIGHLIGHTS

Arkema will increase by 15% its acrylic acid production capacity in Carling (France) by the end of 2006.

In Fluorochemicals, Arkema announced a 50% capacity increase of its Forane® 22 production unit in Changshu, China.

Arkema also launched a $45 million investment project to convert one of its Calvert City (Kentucky) units for the production of HFC-32. The start-up is planned for 2007.

Arkema announced the doubling of the production capacity of its Hydrogen Peroxide unit in Shanghai. The capacity of this production unit will be expanded to almost 80,000 metric tons per year. Arkema is the majority shareholder in this operation (66.6%).

[1] After reprocessing of the water treatment business that was transferred from the Vinyl Products segment to the Industrial Chemicals segment at the end of 2005.

PERFORMANCE PRODUCTS

(In millions of euros)	1st quarter 2005	1st quarter 2006	Variation
Sales	**474**	**521**	**+9.9%**
Recurring EBITDA	**33**	**45**	**+36.4%**
Recurring EBITDA margin	**7.0%**	**8.6%**	**-**
Recurring operating income	**11**	**22**	**+100.0%**
Operating income	**5**	**(1)**	**-**

Performance Products segment sales increased by 9.9% driven by volume increases in Technical Polymers and Specialty Chemicals, pricing initiatives notably in Additives and a positive foreign currency effect.

EBITDA increased by 36.4% to €45 million which confirms the profitability improvement of Performance Products. This increase resulted from volume growth, the priority given to margin recovery and strict control of fixed costs.

Recurring EBITDA margin was 8.6% in the 1st quarter, clearly improving over the margins of Q1 2005 (7.0%) and the average margin of 2005 (5.7%).

Technical Polymers benefited from growth on all the product lines and the positive impact from successful start-ups of the EVA unit in Balan, France and the Orevac® expansion in Mont, France.

The improved performance in Specialty Chemicals (CECA), which begin in Q4 '05, continued in Q1 '06 with notable strength with additives for the oil industry, molecular sieves and filter aids.

Operating income was strongly impacted in the 1st quarter 2006 by the €23 million restructuring provision, following the announcement of the urea formaldehyde resins production site closure in Villers-Saint-Paul (France). A first €6 million provision for restructuring was already included in the operating income for the 1st 2005 quarter.

PERFORMANCE PRODUCTS HIGHLIGHTS

In Technical Polymers, Arkema announced a 40% capacity increase of its Orgasol® production site in Mont. The corresponding investments will be made in 2006 for a start-up scheduled for the first quarter 2007.

CECA, a subsidiary of the Arkema group active in Specialty Chemicals, announced a 30% increase in its molecular sieves production at its Inowroclaw plant in Poland. The start-up is anticipated for early 2007.

The information/consultation of the labor representatives on the definitive closure of the Villers-Saint-Paul site is now over. This restructuring impacts 101 positions.

Outlook

Demand seems well oriented for the rest of 2006 in an economic environment characterized by a particularly high level of energy and raw material costs. In acrylics, start-up of new production capacities, particularly in Asia, should maintain high pressure on unit margins.

First quarter 2006 results which exceeded the forecast provided in the prospectus confirm Arkema's main commitment of an increase in its recurring EBITDA between 10 to 15% per year on average over the next three years compared with the 2005 level.

Capital expenditures should be approximately €350 million including investments made in connection with the Chlorochemicals restructuring plan.

Events after the balance sheet date

Concerning the European proceedings on past antitrust practices, Arkema was imposed a fine of €79 million related to the Hydrogen Peroxide market and a fine of €219 million related to the methacrylate market. These fines will have no impact on Arkema's results taking into account both provisions already booked and the warranty agreed with Total.

2006 Financial Calendar

September 13, 2006	2nd quarter 2006 results
November 15, 2006	3rd quarter 2006 results

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

Disclaimer

The information disclosed in this press release may contain forward-looking statements with respect to the financial condition, results of operations, business and strategy of ARKEMA. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions. ARKEMA does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect ARKEMA's financial results is provided in the documents filed with the French Autorité des Marchés Financiers.

Financial information related to 2005 are extracted from pro forma financial statements prepared for the purpose of the listing of Arkema SA. Financial information for 2006 are extracted from the consolidated financial statements of Arkema. Quaterly financial information are not audited.

The business segment information is presented in accordance with ARKEMA's internal reporting system used by the management.

The main performance indicators used are as follows:

• ***Operating income:*** *this includes all income and expenses other than the cost of debt, equity in income of affiliates and income taxes.*

• ***Other income and expenses:*** *these correspond to a limited number of well-identified non-recurring items of income and expense of a particularly material nature that the Group presents separately in its income statement in order to facilitate understanding of its recurring operational performance. These items of income and expense are:*

- *Impairment losses in respect of non-current assets,*
- *Gains or losses on sale of assets,*
- *Certain large restructuring and environmental expenses which would hamper the interpretation of recurring operating income,*
- *Certain expenses related to litigation and claims whose nature is not directly related to ordinary operations,*
- *Costs related to the Spin-Off of Arkema's Businesses.*

• ***Recurring operating income****: this is calculated as the difference between operating income and other income and expenses as previously defined.*

• ***Recurring EBITDA****: this corresponds to recurring operating income increased by depreciation and amortization.*

• ***Working capital****: this corresponds to the difference between inventories, accounts receivable, prepaid expenses and other current assets and tax receivables on the one hand and accounts payable, other creditors and accrued liabilities and income tax liabilities on the other hand.*

• ***Capital employed****: this is calculated by aggregating the net carrying amounts of intangible assets, property, plant and equipment, equity affiliate investments, other investments, other non-current assets (excluding deferred tax assets) and working capital.*

• ***Net debt****: this is the difference between current and non-current debt and cash and cash equivalents.*

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.



ARKEMA financial statements

Consolidated financial statements - Q1 2006

INCOME STATEMENT

(In millions of euros)	Q1 - 2005 Pro forma figures (unaudited)	Q1 - 2006 Consolidated figures (unaudited)
Sales	1 421	1 545
Operating expenses	(1 186)	(1 331)
Research and development expenses	(45)	(45)
Selling and administrative expenses	(111)	(108)
Recurring operating income	**80**	**61**
Other income and expenses	(125)	(22)
Operating income	**(45)**	**39**
Equity in income of affiliates	2	(0)
Cost of debt	(2)	(4)
Income taxes	(24)	(26)
Net income	**(69)**	**9**
Of which minority interests	(0)	(0)
Net income - Group share	**(69)**	**9**
Earnings per share (amount in euros)	*(1.13)*	*0.15*
Diluted earnings per share (amount in euros)	*(1.13)*	*0.15*
Depreciation and amortization	(54)	(56)
Recurring EBITDA	134	117

BALANCE SHEET

(In millions of euros)	31.12.2005 Pro forma	31.03.2006 Consolidated (unaudited)
ASSETS		
Intangible assets, net	149	146
Property, plant and equipment, net	1 251	1 241
Equity affiliates: investments and loans	112	110
Other investments	22	21
Deferred income tax assets	108	104
Other non-current assets	240	257
TOTAL NON-CURRENT ASSETS	**1 882**	**1 878**
Inventories	1 124	1 107
Accounts receivable	1 199	1 291
Prepaid expenses and other current assets	370	277
Income taxes recoverable	31	35
Cash and cash equivalents	67	65
TOTAL CURRENT ASSETS	**2 792**	**2 775**
TOTAL ASSETS	**4 674**	**4 653**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Share capital	-	259
Paid-in surplus and retained earnings	1 366	1 374
Cumulative translation adjustment	83	57
Treasury shares	-	-
SHAREHOLDERS' EQUITY - GROUP SHARE	**1 449**	**1 691**
Minority interests	**14**	**14**
TOTAL SHAREHOLDERS' EQUITY	**1 463**	**1 705**
Deferred income tax liabilities	58	57
Provisions	1 086	1 072
Non-current debt	59	58
TOTAL NON-CURRENT LIABILITIES	**1 203**	**1 187**
Accounts payable	861	809
Other creditors and accrued liabilities	544	479
Income taxes payable	28	32
Current debt	575	441
TOTAL CURRENT LIABILITIES	**2 008**	**1 761**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**4 674**	**4 653**

CASH FLOW STATEMENT

(In millions of euros)	Q1 - 2005 Pro forma figures *(unaudited)*	Q1 - 2006 Consolidated figures *(unaudited)*
Cash flow - operating activities		
Net income	(69)	9
Depreciation, amortization and impairment of assets	54	56
Provisions, valuation allowances and deferred taxes	96	(8)
(Gains)/losses on sales of assets	(1)	(1)
Undistributed affiliate equity earnings	(2)	0
Other changes	-	2
Change in working capital	(219)	(101)
Cash flow from operating activities	**(141)**	**(42)**
Cash flow - investing activities		
Intangible assets and property, plant, and equipment, additions	(56)	(55)
Acquisitions of subsidiaries, net of cash acquired	(2)	-
Increase in long-term loans	(1)	(29)
Total expenditures	**(59)**	**(84)**
Proceeds from sale of intangible assets and property, plant and equipment	2	1
Proceeds from sale of subsidiaries, net of cash sold	0	-
Proceeds from sale of other investments	-	-
Repayment of long-term loans	9	5
Total divestitures	**11**	**6**
Cash flow from investing activities	**(48)**	**(77)**
Cash flow - financing activities		
Issuance (repayment) of shares / Parent company shareholders	-	259
Dividends paid to Parent company shareholders	-	-
Dividends paid to Minority shareholders	-	-
Issuance of long-term debt	-	-
Repayment of long-term debt	(1)	(1)
Increase in short-term borrowings and bank overdrafts	203	47
Decrease in short-term borrowings and bank overdrafts	(5)	(184)
Cash flow from financing activities	**196**	**121**
Net increase/(decrease) in cash and cash equivalents	7	1
Effect of exchange rates and changes in scope	5	(3)
Cash and cash equivalents at beginning of period	77	67
Cash and cash equivalents at end of period	**89**	**65**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(unaudited)

	Shares issued					Treasury shares					
(In millions of euros)	Number	Amount	Paid-in surplus	Retained earnings	Cumulative translation adjustment	Number	Amount	Recognized directly through equity	Shareholders' equity - Group share	Minority interests	Total shareholders' equity
As of January 1, 2006				**1 366**	**83**				**1 449**	**14**	**1 463**
									-		-
									-		-
Cash dividend									-		-
Net income				9					9		9
Issuance of share capital		259							259		259
Purchase of treasury shares									-		-
Cancellation of treasury shares									-		-
Sale of treasury shares									-		-
Other					(1)				(1)		(1)
Transactions with shareholders		*259*	-	*9*	*(1)*	-	-	-	*267*	-	*267*
Changes in items recognized directly through equity											
										-	-
Change in translation adjustments					(25)				(25)		(25)
Items other than transactions with shareholders		-	-	-	(25)	-	-	-	(25)	-	(25)
As of March 31, 2006		**259**	**-**	**1 375**	**57**	**-**	**-**	**-**	**1 691**	**14**	**1 705**

INFORMATION BY BUSINESS SEGMENT

(unaudited)

Q1 2005

(In millions of euros)	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	*360*	*590*	*474*	*(3)*	*1 421*
Inter-segment sales	20	44	5	0	0
Total sales	**380**	**634**	**479**	**(3)**	**1 421**
Recurring operating income	**25**	**63**	**11**	**(19)**	**80**
Other income and expenses	**(119)**	**-**	**(6)**	**0**	**(124)**
Operating income	**(94)**	**63**	**5**	**(19)**	**(45)**
Equity in income of affiliates	2	0	0	-	2
Depreciation and amortization	(4)	(27)	(22)	(2)	(54)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	(122)	(3)	(11)	29	(107)
Recurring EBITDA	**29**	**90**	**33**	**(18)**	**134**
Intangible assets and property, plant and equipment, additions	**8**	**23**	**25**	**1**	**56**

Q1 2006

(In millions of euros)	Vinyl Products	Industrial Chemicals	Performance Products	Corporate	Group total
Non-Group sales	361	661	521	2	1 545
Inter-segment sales	21	47	4	0	0
Total sales	**382**	**709**	**525**	**2**	**1 545**
Recurring operating income	**7**	**51**	**22**	**(20)**	**61**
Other income and expenses	**-**	**-**	**(23)**	**1**	**(22)**
Operating income	**7**	**51**	**(1)**	**(19)**	**39**
Equity in income of affiliates	(0)	(0)	0	-	(0)
Depreciation and amortization	(4)	(29)	(23)	-	(56)
Asset impairment	-	-	-	-	-
Changes in non-current provisions recognized through income	1	(4)	(28)	25	(6)
Recurring EBITDA	**11**	**80**	**45**	**(19)**	**117**
Intangible assets and property, plant and equipment, additions	**11**	**25**	**19**	**1**	**55**



Press release

Communiqué de presse

Paris, June 2nd 2006

Arkema, industrial partner to Chinese glass manufacturer Qinhuangdao Yaohua

Arkema partners Chinese glass manufacturer Qinhuangdao Yaohua for the production of next generation CVD Low E flat glass, developed jointly by Arkema and Stewart Engineers.

Arkema, a world leader in glass coatings for the flat glass industry, announces it is to partner, through its subsidiary Arkema Inc, a second glass production line project at Qinhuangdao Yaohua, China's leading hard coated[(1)] glass producer. This new line will use the next generation CVD (Chemical Vapor Deposition) Low E[(2)] process, jointly developed by Arkema and its engineering partner Stewart Engineers.

This second production plant using Arkema's CVD Low E coating system will allow Qinhuangdao Yaohua to add additional capacity for the hard coated Low E grades within its range of thin glass and solar control glazing products in 2007. This expansion comes two years after a successful startup of the first line. The products from this partnership will fulfill the growing demand of the local market, while providing Qinhuangdao Yaohua with strong assets to maintain its leading position in hard coated glass in China.

Arkema's Certincoat® CVD coatings produce glass with optimum year-round thermal efficiencies. They are particularly suitable in heating-dominated climates, and outperform "high performance" sputtered MSVD competitive coatings. CVD-treated glass offers two major benefits in terms of energy savings: it reflects the heat from within the room, and features a high solar heat gain coefficient.

---

(1) « Hard coated» refers to glass coatings using the CVD (Chemical Vapor Deposition) system. These coatings have unlimited lifetime. Also available are « soft coated » coatings, obtained by the sputtering process called MSVD (Magnetron Sputtering Vacuum Deposition). Their lifetime is limited to a few months, and they require specific storage and handling conditions to prevent deterioration.

(2) « Low E » or « low emissivity »: emissivity refers to a glass coating's ability to absorb or reflect infra-red rays and hence heat. « Low emissivity» or « Low E » glass therefore absorbs very little heat.

Arkema's Certincoat® coatings

For more than 20 years, Arkema's Flat Glass Coatings Group has been providing innovations in coating materials, processes and proprietary coating systems – from floatline-applied low emissivity coatings to off-line conductive coatings for special applications, including insulated windows, storm windows and windows for appliance doors.

Certincoat® Low E Coatings are offered by many window manufacturers nationwide. For more information, call 1-800-225-7788 or visit Arkema's Certincoat® coatings website at www.certincoat.com

About Arkema

A global chemical player, Arkema consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, Arkema achieves sales of 5.7 billion € (6.7 billion $). With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

Arkema is present in the United States through its subsidiary Arkema Inc., headquartered in Philadelphia. Arkema Inc. employs 2,570 people, and operates 20 production facilities.

About Stewart Engineers

Since 1986, Stewart Engineers has been providing high performance process equipment to the float glass industry using proven technology. Stewart Engineers specializes in the supply of its proprietary STEWARTFLOAT® tin bath furnaces and has been developing CVD systems for over 4 years. They have independently supplied float glass technology for facilities that produce 125 to 1000 tons per day with thickness varying from 0.55 mm to 25 mm and selectable ribbon widths. Stewart Engineers is a full service company that has the necessary experience and talent to complete almost any float glass project. Projects include design, engineering, material procurement, quality control (i.e. material inspections), construction, supervision, commissioning, training, start-up, and production assistance.

Qinhuangdao Yaohua

Qinhuangdao Yaohua's principal activities are the manufacture and sale of flat board glass, float glass, industrial and technological glass, fire resistant glass, resin and glass steel products. It is also engaged in exporting self-made products and technology and importing necessary raw materials, machinery and equipment, spare parts and related technology. Other activities include provision of technical consultation, repairs and processing services. The Group carries the brand 'Yaohua' for its float glass.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com